December 13, 2018	Trayne S Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

VIA EDGAR

Division of Investment

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File No. 002-10156 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on November 9, 2018, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 184 under the Securities Act of 1933, as amended, and Amendment No. 136 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 25, 2018, accession no. 0001133228-18-005608 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class R6 and Class NAV shares of John Hancock Global Thematic Opportunities Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Prospectus Comments

1.	Comment — Please identify the series on the facing page of the Amendment. Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response — In response to the first portion of the SEC’s comment, the Trust will include the following disclosure on the facing page of the Amendment:

This filing relates solely to Class A, Class C, Class I, Class R6 and Class NAV shares of John Hancock Global Thematic Opportunities Fund. No information contained herein is intended to amend or supersede any prior filing relating to any other series or classes of the Registrant.

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

In response to the second portion of the SEC’s comment, the exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the appropriate prospectus and the SAI when such class is offered to the general public.

2.	Comment — Please confirm that Appendix 1 lists all financial intermediaries that offer sales charge waivers other than those described in the prospectus, as well as the details of each such arrangement.

Response — The Trust confirms that Appendix 1 currently lists all such intermediaries and the details of such arrangements that are known to the Trust at this time. As other intermediaries make determinations regarding fee waivers, the Trust will monitor such developments and will consider whether additional future filings to add such disclosure are necessary.

3.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class I shares, Class R6 shares or any new share class of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions described in that letter have been satisfied.

Response — The Trust does not intend to designate any class of shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no further confirmation is necessary in response to this comment.

4.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the information in parentheses regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — In “Fund summary — Principal investment strategies,” the Fund states that it may invest in registered investment companies, including exchange-traded funds (“ETFs”). Accordingly, please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response — The Trust anticipates that the Fund’s acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

6.	Comment — Under “Fund summary — Fees and expenses,” please revise the second footnote to disclose who can terminate the Fund’s contractual expense limitation arrangement and to disclose any recoupment provisions.

Response — The Fund’s investment adviser cannot unilaterally terminate the Fund’s expense limitation arrangement prior to the date stated in the relevant footnote. The Trust discloses that the Fund’s contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. The Trust also confirms that waived or reimbursed expenses are not subject to recoupment by the Fund’s investment adviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under “Fund summary — Expense example,” please confirm that the expense example reflects the effect of contractual fee waivers only for the periods described in the fee table, and add disclosure to this effect.

Response — The Trust confirms that the expense example reflects the effect of contractual fee waivers only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — In “Fund summary — Principal risks,” and “Fund details — Principal risks of investing,” please consider adding disclosure regarding the risks of investing in American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts in the “Foreign securities risk” factor.

Response — The Trust notes that the following disclosure is included within the “Foreign securities risk”: “[d]epositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. Depositary receipts are also subject to liquidity risk.” Therefore, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Fund summary — Principal investment strategies,” please disclose the method the Fund uses to determine whether a country is an emerging market and add risk disclosure regarding emerging markets.

Response —With respect to the methodology used to determine whether a country is an emerging market, the Trust has disclosed that “[u]nder normal market conditions, at least 40% of the value of the fund's net assets will be invested in securities of issuers domiciled outside of the United States, including in emerging markets.” The Trust does not formally distinguish between foreign and emerging market securities and respectfully declines to make any changes in response to this comment. With respect to risk disclosure, the Trust notes that “Emerging-market risk” is included as a sub-risk of “Foreign securities risk” in the Fund’s prospectus. Please see response to Comment 13 below.

10.	Comment — Under “Fund summary — Principal investment strategies,” please include disclosure that describes how the fund will invest in securities that may benefit from global long-term “market themes.”

Response — In response to the staff’s comments, the Trust has revised the disclosures as follows:

The fund may employ a thematic investing approach, which refers to the process of identifying significant macroeconomic trends and the underlying investments that stand to benefit from the materialization of those trends. The fund will invest mainly in securities anticipated to benefit from global long-term market themes resulting from changes in economic and social factors such as demographics, lifestyles, regulations, or the environment.

In response to the staff’s comments, the Trust will also include the following risk factor under “Fund summary – principal risks”:

Thematic Investing Risk. Thematic investing involves the risk that long-term market themes are incorrectly identified or that the securities chosen to represent those themes underperform.

11.	Comment — With respect to investing in derivatives, please review the Funds’ principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how each Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

12.	Comment — With respect to disclosure under “Fund summary — Principal risks” regarding investing in ETFs, please explain supplementally the extent to which the Fund is expected to invest in ETFs and consider providing more robust disclosure in the “Exchange-traded funds risk” and in the corresponding “Fund details - Principal risks” disclosure.

Response — The Trust does not expect the Fund to have substantial holdings in any one or more ETFs. The Fund includes ETF risk because it reserves the right to utilize ETF investment as part of its principal investment strategies. Accordingly, the Trust has determined that the level of risk disclosure regarding investment in ETFs is appropriate. Therefore, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Fund summary—Principal risks,” please reformat the emerging markets risk disclosure so that it appears as a sub-risk of the broader “Foreign securities risk.”

Response — The Trust believes that the format of emerging market risk disclosure is appropriate for the Fund’s expected level of investment in emerging market securities. Such disclosure is standard across all funds in the John Hancock fund complex that invest in emerging markets to the extent that is expected of the Fund. In order to achieve uniformity of such disclosure across all similarly situated John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — In “Fund summary — Portfolio management” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment — Under “Fund summary—Principal risks,” please include disclosure regarding the Fund’s exposure to currency risks.

Response — The Trust respectfully notes that the disclosure under “Foreign securities risk” in this section states that “Currency fluctuations and political and economic developments may adversely impact the value of foreign securities.” Further, the risk disclosure is standard across all similarly situated funds in the John Hancock fund complex. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Who’s who — Management fee” in the “Fund details” section, please identify which funds the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved.

Response — Many John Hancock funds have advisory fee schedules that include one or more asset-based breakpoints above which such funds pay lower advisory fee rates. In order to determine whether such a fund meets an advisory fee breakpoint, such fund may aggregate its assets with those of certain other affiliated funds specified in the fund’s advisory agreement. The Trust does not believe that identifying such other affiliated funds in the prospectus is useful or required. In addition, the Trust notes that the funds the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved are identified in the Advisory Agreement, which is filed as an exhibit to the Amendment. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — Under “Who’s Who — Management fee” in the “Fund details” section, please identify the period end date for the Fund’s first shareholder report.

Response — The Trust respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the [F]und’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — In “Who’s who — Subadvisor,” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Please see response to Comment 14 above.

19.	Comment — Under “Sales Charge Reductions and Waivers — CDSC waivers,” please revise the fourth bullet point to clarify that the CDSC is not applicable to all purchases of Class A shares.

Response — The introductory sentence in this section refers to “any CDSC for Class A or Class C shares.” The Trust believes that the use of the word “any” in this sentence to refer to possible CDSCs reasonably conveys that a CDSC may not be applicable to certain redemptions of Class A shares. In addition, the Trust believes that disclosures in the fee table and under “Your account — Class A deferred charges on investments of $1 million or more” that precede the section cited in the comment, sufficiently describe the circumstances under which the Class A CDSC is applicable. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

20.	Comment — Under “Your account — Waivers for certain investors,” if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the disclosure, in particular, those referenced in the third bullet point.

Response — As discussed in prior correspondence with the SEC, the Trust respectfully notes that the sales load waivers described in this disclosure are historical waiver arrangements that have been in place for a considerable period of time prior to the adoption by the Department of Labor of rules designed to address conflicts of interest in retirement advice (the “DOL Rule”). The Trust notes that these historical waivers have been made available to particular identified classes of investors that purchase or hold shares through a general class of intermediaries that enter into related agreements with the Fund’s distributor (rather than any one particular intermediary).

The sales load waivers described in this disclosure represent a continuation of existing arrangements rather than new sales load variations developed to respond to the requirements of the DOL Rule. As a result, the Trust believes that the current disclosure of these sales load waivers is fully compliant with Rule 22d-1 under the 1940 Act and Item 12(a)(2) of Form N-1A and that, with respect to this disclosure, the Trust does not need to avail itself of the relief provided in Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 2016) (the “Mutual Fund Fee Guidance”).

The Trust has disclosed the types of accounts and classes of investors that are eligible for the sales load waivers described in bullet three under “Waivers for certain investors,” which it believes is fully responsive to the requirements of Item 12(a) of Form N-1A. The Trust notes that, consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary’s sales load regime that differs from the normal sales load regime established by the Fund. Additionally, the Trust cannot confirm the actions or policies of its financial intermediaries.

Additionally, the Trust notes that this level and type of disclosure is commonly used by issuers throughout the mutual fund industry. The Trust believes that this is due to the fact that for many mutual fund complexes intermediary distribution is the primary distribution channel for fund shares. As a result, a given fund complex often has thousands of financial intermediary relationships. It would therefore be impracticable and burdensome to attempt to list and categorize each individual financial intermediary relationship in the fund’s prospectus, and such an exercise would result in disclosure that would require constant updating and be confusing for shareholders. Further, as explained above, the Trust does not believe listing each financial intermediary to which each waiver applies is required under Item 12.

21.	Comment — Under “Your account — Execution of requests” in the “Fund details” section, please disclose the order in which the fund will use the listed methods for meeting redemption requests.

Response — The Trust believes that the manner in which the Fund is expected to meet redemption requests will depend on, among other considerations, the Fund’s investment strategy, prevailing market conditions, and expected cash flows into and out of the Fund. The Trust believes that the current disclosure regarding how the Fund is expected to meet redemptions reflects the flexibility necessary to prudently manage the Fund’s portfolio. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

22.	Comment — Under “Transaction policies — Exchanges and conversions” in the “Fund details” section, please include disclosure regarding the automatic conversion of Class C shares to Class A shares.

Response — The Trust respectfully notes that the exchange and conversion privileges described in this section relate to transactions initiated by a Fund shareholder. Because the automatic conversion of Class C shares (except under certain identified circumstances) will happen without any action by the shareholder, the Trust believes that the current disclosure in this section is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

23.	Comment — Under “Transaction policies — Limitation on exchange activity,” the second to last sentence of the first paragraph states: “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

24.	Comment — Under “Dividends and Account Policies - Small Accounts,” consider including the disclosure stated here more prominently with each applicable share class under “Class Cost Structure” above.

Response — The Trust notes that the Small Account policy is applicable on a fund-wide basis and is not related to the fund’s class cost structure. The Trust further notes that it is unusual for the Small Accounts policy to be triggered and therefore respectfully declines to repeat the disclosure more prominently under “Class Cost Structure” above.

SAI Comments

25.	Comment — Following the section “Investment restrictions — Non-Fundamental Investment Restrictions” please include disclosure regarding changes to the Fund’s investment policy, typically titled “Investment policy that may be changed only on 60 days’ notice to shareholders.”

Response — The Trust has determined that the Fund’s name does not subject the Fund to the requirements of Rule 35d-1 under the 1940 Act. Accordingly, the Fund is not required to give 60 days’ notice to shareholders of any change to an investment policy implicated by the Rule. Accordingly, the Trust respectfully declines to make any change in response to this comment.

26.	Comment — In the table of Trustee biographies under “Those Responsible for Management,” please include a column disclosing other directorships held by each Trustee during the previous five years in accordance with Item 17(a)(1) of Form N-1A.

Response — The Trust believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 17(a)(1) of Form N-1A. Accordingly, the Trust respectfully declines to make changes in response to this comment.

27.	Comment — Under “Those Responsible for Management — Principal Officers who are not Trustees,” consider including a footnote to the table entry for Christopher (Kit) Sechler explaining that the position was previously held by John J. Danello and stating the date Mr. Sechler assumed the position.

Response — The Trust respectfully declines to make any changes in response to this comment, as Form N-1A does not require the Trust to disclose former officers of the Trust.

28.	Comment — Under “Shareholders of the Fund” please include the bolded word in the following sentence: “A shareholder who owns beneficially more than 25% of any class of the Fund is deemed to control that class and can determine the outcome of a shareholder meeting with respect to a proposal directly affecting that share class.”

Response — The Trust will make the requested change.

29.	Comment — Under “Investment Management Arrangements and Other Services — The Subadvisory Agreement,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

30.	Comment — Under “Sales charges on class A and class C shares,” if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the disclosure, in particular, those referenced in the third bullet point.

Response — Please see response to Comment 20 above.

31.	Comment — Under “Additional Information Concerning Taxes,” please confirm that this disclosure is accurately stated.

Response — The Trust so confirms.

Part C Comments

32.	Comment — With respect to Item 99.(e).8, please provide the exhibit for John Hancock Small Cap Growth Fund.

Response — The Trust previously filed a Form AW with respect to John Hancock Small Cap Growth Fund to withdraw its registration statement. Therefore, the Trust does not intend to file an amendment to the Distribution Agreement relating to that fund and respectfully declines to make any changes in response to this comment.

33.	Comment — We note that a number of amendments to the Restated Transfer Agency Agreement and Plans of Distribution pursuant to Rule 12b-1 that previously appeared as exhibits are no longer included in the Part C exhibit list. Please confirm that such amendments and Plans have been discontinued or terminated or update the Part C exhibit list and applicable cross-references accordingly.

Response — The Trust so confirms.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S Wheeler

Trayne S Wheeler

cc:	Betsy A. Seel, Assistant Secretary of the Trust

Mara C. S. Moldwin, Assistant Secretary of the Trust